SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 13, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Consolidated Interim
Financial Information
June 30, 2009

REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS

To the Board of Directors and Stockholders
TAM S.A.

1
We have carried out limited reviews of the accompanying consolidated balance sheets of TAM S.A. and its subsidiaries as of June 30, 2009, and of the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the three and six months ended June 30, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements.

2
Our reviews were conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) and mainly comprised the application of analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the financial statements. Because these procedures do not comprise an audit carried out in accordance with approved Brazilian auditing standards, we do not express an opinion on these financial statements.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the interim financial information reviewed by us in order for it to be in conformity with International Accounting Standard 34, “Interim financial reporting”.

4
Accounting practices adopted in Brazil vary in certain significant respects from IFRS issued by the International Accounting Standards Boards – IASB, including the requirements of IAS 34. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated interim financial information.

São Paulo, August 13, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0 “S” SP

TAM S.A.

Consolidated Balance Sheets
In thousands of reais, unless indicated otherwise

	June 30,	March 31,	December 31,		June 30,	March 31,	December 31,
Assets	2009	2009	2008	Liabilities	2009	2009	2008

	(unaudited)	(unaudited)			(unaudited)	(unaudited)
Non-current assets				Non-current liabilities
Property, plant and equipment (Note 4)	8,233,132	9,492,239	9,326,171	Financial liabilities (Note 7)	5,893,857	7,089,914	7,178,873
Pre-delivery payments	443,486	432,942	426,224	Derivative financial instruments	122,590	335,107	107,057
Intangible assets	172,778	152,208	152,092	Deferred income	380,794	372,904	369,210
Deferred income tax and social contribution (Note 12)	276,553	246,056	259,984	Provisions (Note 8)	1,028,138	988,043	947,800
Other non-financial assets	828,686	881,974	706,878	Other non-current liabilities	239,152	268,757	282,993

	9,954,635	11,205,419	10,871,349		7,664,531	9,054,725	8,885,933

				Current liabilities
Current assets				Trade and other payables	854,355	884,232	967,553
Trade and other receivables (Note 5)	1,333,620	1,616,827	1,404,464	Deferred income	1,243,240	1,081,944	1,105,719
Inventories	209,636	193,447	169,422	Current income tax liabilities	479	588	83,429
Non-current assets held for sale	43,972	56,597	62,134	Financial liabilities (Note 7)	899,565	1,042,502	910,153
Income taxes recoverable	136,155	134,627	120,712	Derivative financial instruments	307,141	566,200	1,021,928
Cash and cash equivalents	493,138	616,127	671,785	Other current liabilities	133,644	212,792	149,091

Other financial assets	324,241	468,832	1,242,271

					3,438,424	3,788,258	4,237,873

	2,540,762	3,086,457	3,670,788

				Total liabilities	11,102,955	12,842,983	13,123,806

				Equity
				Capital and reserves attributable to equity holders of TAM S.A
				Share capital	675,497	675,497	675,497
				Revaluation reserve	604,580	1,222,898	1,244,465
				Other reserves	84,362	93,297	92,092
				Retained earnings (accumulated deficit)	24,761	(547,532)	(597,957)

					1,389,200	1,444,160	1,414,097

				Minority interest	3,242	4,733	4,234

				Total equity	1,392,442	1,448,893	1,418,331

Total assets	12,495,397	14,291,876	14,542,137	Total liabilities and equity	12,495,397	14,291,876	14,542,137

The accompanying notes are an integral part of these consolidated interim financial statements.

TAM S.A.

Consolidated Statement of Income (unaudited)
Three and Six Month Periods Ended June 30, 2009 and 2008
In thousands of reais, unless indicated otherwise

		Quarter ended		Semester ended

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Revenue (Note 9)	2,269,601	2,495,244	4,887,361	4,737,395

Operating expenses (Note 10)	(2,421,989)	(2,371,740)	(4,904,502)	(4,563,605)

Operating profit / (loss) before movements in fair value of fuel
derivatives and revaluation of aircraft	(152,388)	123,504	(17,141)	173.790

Movements in fair value of fuel derivatives	311,137	73,591	248,789	77,625
Losses on revaluation of aircraft recognized in the income statement	(301,235)	(120,713)	(301,235)	(120,713)

Operating (loss)/profit	(142,486)	76,382	(69,587)	130,702

Finance income (Note 11)	1,225,033	496,965	1,486,854	764,778
Finance costs (Note 11)	(252,295)	(198,146)	(543,077)	(453,982)

Profit before income tax and social contribution	830,252	375,201	874,190	441,498

Income tax and social contribution (Note 12)	(290,016)	(134,193)	(316,286)	(171,625)

Profit after tax (all continuing operations)	540,236	241,008	557,904	269,873

Attributable to
Minority interest	619	(375)	1,250	(249)
Equity holders of TAM	539,617	241,383	556,654	270,122

Earnings per share (common and preferred)
Basic (Note 13)	3.59	1.60	3.71	1.80
Diluted (Note 13)	3.55	1.58	3.66	1.77

Consolidated Statement of Comprehensive Income (unaudited)
Three and Six Month Periods Ended June 30, 2009 and 2008
In thousands of reais, unless indicated otherwise

		Quarter ended		Semester ended

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Revaluation of property, plant and equipment, net of tax	(596,751)	(136,022)	(596,751)	(136,022)
Currency translation losses	(12,607)	(3,447)	(15,082)	(3,031)

Expense recognized directly in equity	(609,358)	(139,469)	(611,833)	(139,053)

Profit after tax (all continuing operations)	540,236	241,008	557,904	269,873

Total comprehensive income for the period	(69,123)	101,539	(53,929)	130,820

Attributable to
Minority interest	619	(375)	1,250	(249)
Equity holders of TAM	(69,742)	101,914	(55,179)	131,069

The accompanying notes are an integral part of these consolidated interim financial statements.

TAM S.A.

Consolidated Statements of Changes in Equity (unaudited)
In thousands of reais, unless indicated otherwise

		Revaluation Reserve		Retained earnings	Total Equity
	Share Capital		Other reserves	(accumulated deficit)	Attributable to TAM	Minority interest	Total

At January 1, 2008	675,497	329,548	885,383		1,890,428	2,629	1,893,057

Comprehensive income for the period			416	28,738	29,154	126	29,280
Stock options plan			2,928		2,928		2,928
Revaluation reserve depreciation - aircraft		(5,902)		8,942	3,040		3,040
Movement in treasury shares			(4,776)		(4,776)		(4,776)
Others						(22)	(22)

At March 31, 2008	675,497	323,646	883,951	37,680	1,920,774	2,733	1,923,507

Comprehensive income for the period		(136,022)	(3,447)	241,383	101,914	(375)	101,539
Stock options plan			2,942		2,942		2,942
Revaluation reserve depreciation - aircraft		(5,902)		8,942	3,040		3,040
Movement in treasury shares			294		294		294
Dividends				(40,536)	(40,536)		(40,536)
Others						(85)	(85)

At June 30, 2008	675,497	181,722	883,740	247,469	1,988,428	2,273	1,990,701

At January 1, 2009	675,497	1,244,465	92,092	(597,957)	1,414,097	4,234	1,418,331

Comprehensive income for the period			(2,475)	17,038	14,563	631	15,194
Stock options plan			4,390		4,390		4,390
Revaluation reserve depreciation – aircraft		(21,567)		32,677	11,110		11,110
Others						(132)	(132)

At March 31, 2009	675,497	1,222,898	94,007	(548,242)	1,444,160	4,733	1,448,893

Comprehensive income for the period		(596,751)	(12,607)	539,616	(69,742)	619	(69,123)
Stock options plan			3,672		3,672		3,672
Revaluation reserve depreciation – aircraft		(21,567)		32,677	11,110		11,110

Others						(2,110)	(2,110)

At June 30, 2009	675,497	604,580	85,072	24,051	1,389,200	3,242	1,392,442

The accompanying notes are an integral part of these consolidated interim financial statements.

TAM S.A.

Consolidated Cash Flow Statements (unaudited)
Three and Six Months Ended June 30, 2009 and 2008
In thousands of reais, unless indicated otherwise

		Quarter ended		Semester ended

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Cash flows from operating activities (Note 14)	268,419	391,751	674,738	634,745
Tax paid	(3,164)		(86,165)	(21,184)
Interest paid	(77,333)	(61,755)	(174,531)	(141,383)

Net cash generated from operating activities	187,922	329,996	414,042	472,178

Cash flows from investing activities
Investment (redemption) of collateral	6,608		(118,143)
Proceeds from sale property, plant and equipment (PPE)	1,326	386	30,587	5,206
Purchases of property, plant and equipment (PPE)	(45,823)	(39,061)	(88,672)	(156,894)
Purchases of intangible assets	(35,169)	(11,483)	(41,694)	(17,070)
Deposits in guarantee
Reimbursement	8,002	10,540	35,279	52,801
Deposits made	(2,916)	(14,583)	(6,362)	(20,923)
Pre-delivery payments
Reimbursement	14,133	9,220	76,923	33,478
Payments	(20,928)	(88,656)	(89,572)	(151,708)

Net cash used in investing activities	(74,767)	(133,637)	(201,654)	(255,110)

Cash flows from financing activities
Purchase of treasury shares		(1,121)		(5,897)
Dividends paid to the Company's stockholders		(72,017)		(72,017)
Short and long-term borrowings
Issuance		26,457	23,183	26,457
Repayment	(93,556)	(198,833)	(130,820)	(378,824)
Capital element of finance leases	(142,588)	(14,432)	(283,398)	(82,629)
Repayments of debentures		(4,791)		(4,791)

Net cash provided by (used in) from financing activities	(236,144)	(264,737)	(391,035)	(517,701)

Net increase in cash and cash equivalents	(122,989)	(68,378)	(178,647)	(300,633)

Cash and cash equivalents at beginning of period	616,127	234,283	671,785	466,538

Cash and cash equivalents at end of period	493,138	165,905	493,138	165,905

Supplementary information on cash flows
Non cash investing and financing activities – acquisition of aircrafts under
finance lease		78,244	181,200	141,940

The accompanying notes are an integral part of these consolidated interim financial statements.

TAM S.A.

Notes to the condensed consolidated interim financial information
Three and six month periods ended June 30, 2009 and 2008 (unaudited) and
December 31, 2008
In thousands of reais, unless indicated otherwise

1 General Information

TAM S.A. ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and 94.98% of Transportes Aéreos del Mercosur S.A. ("Mercosur"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM S.A. is incorporated and domiciled in Brazil.

On July 15, 2005, the Company concluded a Public Offering of shares on the São Paulo Stock Exchange - BOVESPA. On March 10, 2006 the Company made an additional Public Offering - this time on the BOVESPA and the New York Stock Exchange – NYSE (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

On April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. ("TAM Capital") and TAM Financial Services 1 Limited ("TAM Financial 1"), and in October 2007 TAM Financial Services 2 Limited ("TAM Financial 2") was constituted. These subsidiaries are headquartered in the Cayman Islands, and their main activities involve aircraft acquisition and financing. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

The Company also controls TP Participações Ltda. ("TP Participações"), whose corporate purpose is holding ownership interests in other companies. TP Participações did not record any transactions during any of the periods presented.

TAM controls 99.99% of Fidelidade Viagens e Turismo Ltda. ("Fidelidade"), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

These consolidated interim financial statements were approved by the Board of Directors on August 13, 2009.

2 Basis of preparation

This condensed consolidated interim financial information for the three and six months ended June 30, 2009 has been prepared in accordance with IAS 34, ‘Interim financial reporting’.

The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2008, which have been prepared in accordance with IFRS as adopted by the International Accounting Standards Board.

3 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2008, as described in those annual financial statements.

In interim periods management assess whether the carrying amount of flight equipment at each interim reporting date materially differs from the amount which would be determined using fair value. When it is concluded that the carrying amount may be materially different, management estimates fair value on interim periods, as opposed to using independent appraiser’s reports. During the periods presented the most significant change in fair value as compared to the prior year-end has resulted from the changes in the exchange rate between the United States dollar (the currency in which flight equipment is commonly traded) and the Brazilian real.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009.

• IFRIC 13 - “Customer loyalty programmes” (effective from July, 1 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is relevant to the group’s operations but TAM previously deferred revenue in a manner consistent with IFRIC 13, and so its adoption did not have any significant impact.

• IAS 1 (revised) – “Presentation of financial statements” (effective from January 1, 2009). IAS 1 (revised) – “Presentation of financial statements”. The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ are required to be shown in a performance statement.Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).TAM has elected to present two statements.

• IFRS 2 (amendment) – “Share-based payment”, provides guideline regarding non-vesting conditions and cancelations.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning January 1, 2009 but are not currently relevant for the group:

• IAS 23 (amendment) – “Borrowing costs” (effective from January 1, 2009). TAM capitalized borrowing costs under the previous version of IAS 23, and so there is no significant impact.

• IAS 20 (amendment) – “Accounting for government grants and disclosure of government assistance” (effective from January 1, 2009). The benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39 – “Financial instruments: Recognition and measurement” and the proceeds received with the benefit accounted for in accordance with IAS 20.

• IAS 36 (amendment) – “Impairment of assets” (effective from January 1, 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculations should be made.

• IFRS 8 – “Operating segments”. IFRS 8 replaces IAS 14 – “Segment reporting”. It requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. TAM already presented segment information under IFRS 8, and so there is no significant impact.

• IAS 32 (amendment) – Financial instruments: “Presentation”.

• IFRIC 15 – “Agreements for the construction of real estate”.

• IFRIC 16 – “Hedges of a net investment in a foreign operation”.

• IAS 39 (amendment) – “Financial instruments: Recognition and measurement”.

The following new standards have been issued but are not effective for the financial year beginning January 1, 2009 and have not been early adopted:

• IFRS 3 (revised) – “Business combinations” and consequential amendments to IAS 27 - “Consolidated and separate financial statements”, IAS 28 – “Investments in associates” and IAS 31 – “Interests in joint ventures”, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Management is assessing the impact of the new requirements regarding acquisition accounting, consolidation and associates on the group. The group does not have any joint ventures.

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the minority interest in the acquiree either at fair value or at the minority interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The group will apply IFRS 3 (revised) to all business combinations from July 1, 2009.

• IFRIC 17 – “Distributions of non-cash assets to owners”, effective for annual periods beginning on or after July 1, 2009. This is not currently applicable to the group, as it has not made any non-cash distributions.

• IFRIC 18 – “Transfers of assets from customers”, effective for transfers of assets received on or after July 1, 2009. This is not relevant to the group, as it has not received any assets from customers.

4 Property, plant and equipment

				Machinery and equipment	Construction in progress
	Flight equipment	Land and buildings	Computer equipment			Other	Total

At December 31, 2008
Cost	10,783,254	262,535	140,061	110,489	36,206	151,484	11,484,029
Accumulated depreciation	(1,927,168)	(34,383)	(81,379)	(46,492)		(68,436)	(2,157,858)

Net book amount at December 31, 2008	8,856,086	228,152	58,682	63,997	36,206	83,048	9,326,171

Additions	318,401		186	7,362	318	7,800	334,067
Disposals/write-offs	(5,891)	(79)	(316)	(94)		(182)	(6,562)
Depreciation	(149,349)	(1,387)	(5,164)	(2,213)		(3,324)	(161,437)

Balance at March 31, 2009	9,019,247	226,686	53,388	69,052	36,524	87,342	9,492,239

Cost	11,095,764	262,456	139,931	117,757	36,524	159,102	11,811,534
Accumulated depreciation	(2,076,517)	(35,770)	(86,543)	(48,705)		(71,760)	(2,319,295)

Net book amount at March, 31 2009	9,019,247	226,686	53,388	69,052	36,524	87,342	9,492,239

Additions	92,632	1,503	4,708	5,443	4,220	10,693	119,199
Reclassification				(6)		6
Disposals/write-offs	(3,100)	(2,947)	(96)	(412)		(140)	(6,695)
Revaluation through equity	(904,169)						(904,169)
Revaluation through income statement	(301,235)						(301,235)
Depreciation	(152,458)	(1,368)	(5,305)	(3,163)		(3,913)	(166,207)

Balance at June 30, 2009	7,750,917	223,874	52,695	70,914	40,744	93,988	8,233,132

Cost	9,979,892	261,012	144,543	122,782	40,744	169,661	10,718,634
Accumulated depreciation	(2,228,975)	(37,138)	(91,848)	(51,868)		(75,673)	(2,485,502)

Net book amount at June 30, 2009	7,750,917	223,874	52,695	70,914	40,744	93,988	8,233,132

"Flight equipment" includes aircraft, engines and spare parts. At June 30, 2009, includes 66 aircrafts under finance leases.

Flight equipment is recorded at revalued amounts. If the flight equipment had been recorded at historical cost, the carrying value at June 30, 2009 would have been R$ 7,315,011 (March 31, 2009 - R$ 7,347,684 and December 31, 2008 R$ 7,092,539). The revaluation resulted in a recognition of a decrease in the carrying amount against reserves in the quarter ended June 30, 2009 of R$ 904,169 (March 31, 2009 - R$ none and December 31, 2008 an increase of R$ 1,421,930). During the quarter and semester ended June, 30 2009, the revaluations resulted in an expense of R$ 301,235 for aircraft whose revalued amount was lower than their cost (quarter and semester ended June 30, 2008 - R$ 120,713).

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center. “Other” is mainly composed of furniture and vehicles.

The properties and improvements of TAM's subsidiary TLA have been mortgaged as guarantee for loans in the total amount of R$ 110,499 (March 31, 2009 and December 31, 2008 - R$ 110,499).

Other than aircraft, no significant amounts of PPE are located outside Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

5 Trade and other receivables

Trade and other receivables are composed of:

	June 30, 2009	March 31, 2009	December 31, 2008

Trade accounts receivable	1,106,138	1,380,028	1,157,239
Aircraft insurance	27,281	42,603	58,694
Prepaid expenses	90,846	87,125	90,587
Other current receivables	109,355	107,071	97,944

	1,333,620	1,616,827	1,404,464

Financial assets included above are classified as receivables measured at amortized cost. Their carrying value approximates to their fair value.

(a) Trade receivables

			June 30,	March 31,	December 31,
			2009	2009	2008

	Domestic	International (*)	Total	Total	Total

Credit cards	669,573	45,169	714,742	843,148	701,013
Travel agents	221,774	52,456	274,230	372,645	273,939
Others	148,758	48,266	197,024	243,002	256,963

Sub total	1,040,105	145,891	1,185,996	1,458,795	1,231,915
Provision for impairment of trade receivables	(60,944)	(18,914)	(79,858)	(78,767)	(74,676)

	979,161	126,977	1,106,138	1,380,028	1,157,239

(*) Includes R$ 13,147 denominated in US Dollars, R$ 20,610 denominated in Euros, R$ 14,796 denominated in Argentine Pesos, and the remaining balance is composed of various currencies.

(b) Trade receivables by due date

	June 30, 2009	March 31, 2009	December 31, 2008

Not yet due	1,057,776	1,336,495	1,119,068
Over due
Up to 60 days	29,825	25,689	20,651
From 61 to 90 days	2,190	2,395	3,796
From 91 to 180 days	5,431	6,692	2,482
From 181 to 360 days	14,558	17,763	27,572
More than 360 days	76,216	69,761	58,346

	1,185,996	1,458,795	1,231,915

(c) Provision for impairment of trade receivables

Movements on the provision for impairment of trade receivables are as follows:

	June 30, 2009	March 31, 2009	December 31, 2008

Balance at the beginning of the year/quarter	78,767	74,676	50,240
Charge for the year/quarter	1,577	4,134	25,047
Unused amounts reversed	(486)	(43)	(611)

Balance in the end of the year/quarter	79,858	78,767	74,676

The establishment and release of provisions for impaired receivables have been included in "selling expenses" in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash. None of the items for which an impairment provision has been recognized is individually significant.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. TAM does not hold any collateral as security.

6 Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The Company has a risk management program which allows its Treasury Department to enter into derivative financial instruments in order to reduce the volatility of its cash flows.

These derivatives are used in line with TAM's policies, considering liquidity, impact on TAM's results and cost/benefit analysis of each position taken. Control over the use of derivatives includes ensuring that the derivatives contracted are in line with market rates. This is verified by an independent party. All of the derivatives entered into are to mitigate TAM's risk exposures and are not used for speculation.

(a) Market risks

TAM is exposed to market risks from our normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flows and expenses. Market risk is the possible loss derived from variations in market prices. TAM has entered into derivative contracts and other financial instruments with the purpose of mitigating the risks arising from variations in these factors. TAM has also implemented policies and procedures in order to evaluate such risks and approve and monitor its derivative transactions.

(i) Risks relating to variations in the price of jet fuel

(i.1) General policy

One of the most important financial risks of airline companies is the volatility in fuel prices. Fuel represented 25.6% and 26.8% of operating costs for the three and six months ended June 30, 2009 (41.6% and 40.2% - June 30 , 2008).

The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. TAM’s policy is to enter into derivative transactions covering a period of up to two years, allowing up to 80% of forecast fuel consumption for the next year decreasing to a maximum of 30% of forecasted consumption for the second year. Swaps, options, forwards or a combination of these, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

(i.2) Characteristics of the derivatives instruments used

In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM aims to reduce the volatility in its kerosene price by using derivatives based on crude oil (West Texas Intermediate or "WTI"). WTI is highly correlated with TAM’s average Jet Fuel Price. This strong fundamental and statistical relationship, coupled with the fact that crude oil is arguably the most actively traded commodity, led TAM to elect WTI as the main underlying for its fuel hedging program.

All of the crude oil derivatives that TAM entered into are "over the counter", and none requires margin calls. Due to the rescheduling of its hedging derivatives maturities, which took place in the first quarter of 2009, TAM has agreed to deposit a portion of its fair value as collateral to some of those restructured operations. Financial instruments posted as collateral are included in the balance sheet under “Non-current assets – Other financial assets” and its carrying amount is R$ 205,768 at June 30, 2009 (March 31, 2009 - R$ 210,778 and December 31, 2008 – none)

As TAM does not hedge 100% of its expected fuel needs with derivatives, any increase in kerosene prices will not be completely offset; similarly decreases in kerosene prices will have a net benefit to TAM, despite the negative cash flows from settling its derivative contracts.

(i.3) Restructuring of derivatives during the six months ended June 30, 2009

In January 2009, the Company, along with its key counterparties, started a restructuring of its hedge transactions whose total market value of was R$ 1,128,985 at December 31, 2008. The restructuring basically spread the maturity dates over a longer period extending the life of the derivatives but, generally, maintaining all other terms (mainly residual value and strike price). With this action, the Company aimed at two main goals: first, to postpone cash payments, which were concentrated in the first half of 2009; second, to settle most part of the transactions at a period when prices are expected to be less volatile and which, according to Company estimates, should also coincide with price levels closer to the hedging book’s prices.

The coverage profile, which was concentrated in the first half of 2009, is now more evenly distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the next 12 months following June 30, 2009, the coverage accounts for 25% of the anticipated consumption. The average strike for transactions in the same period is now US$ 113 per barrel. Approximately 65% of the volume in WTI barrels, as of the end of the first quarter, had been renegotiated, representing a reduction of around US$ 95 million of expected disbursements in the first half of 2009.

Derivative financial instruments used as hedge of changes in jet fuel prices have been accounted for at fair value with unrealized gains and losses recognized in income. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value.

(i.4) Outstanding positions of derivatives

The following table presents the percentages of anticipated consumption covered for the next twelve months after each date and the average strike price for the transactions outstanding as of each of those dates:

	June 30,	March 31,	December 31,
	2009	2009	2008

% of coverage as of each date for the anticipated consumption for the
next 12 months	25%	28%	47%
Average strike price for derivatives outstanding as of each date – in
US$/bbl	US$ 113/bbl	US$ 111/bbl	US$ 104/bbl
Market price of WTI as of each date in US$/bbl	US$ 70/bbl	US$ 49.6/bbl	US$ 44.6/bbl

At the time the majority of the WTI derivatives were entered into, the expected price of WTI was between US$ 120-150 per barrel.

The following tables present both the notional amount and fair value of outstanding derivatives as of each date broken-down by maturity:

	Calendar year 2009	Calendar year 2010	Calendar year 2011	Total

At December 31, 2008
Notional amount –
Thousand of barrels	7,200	800		8,000
Fair value – R$	(1,021,928)	(107,057)		(1,128,985)

At March 31, 2009
Notional amount –
Thousand of barrels	3,219	3,429	145	6,793
Fair value – R$	(444,773)	(441,527)	(15,007)	(901,307)

At June 30, 2009
Notional amount –
Thousand of barrels	1,975	3,429	145	5,549
Fair value – R$	(162,654)	(258,770)	(8,307)	(429,731)

TAM only contracts derivatives with counterparties which have an investment grade rating issued by S&P, Moody's or Fitch. The distribution of the fair values as of June 30, 2009 of the counterparties by credit rating is:

Fair value of
derivatives

AAA	(175,656)
AA+, AA or AA-	(104,293)
A+, A or A-	(149,782)

(429,731)

A hypothetical 10% increase/decrease in the price of WTI would lead to a increase/decrease of approximately US$ 37 million/US$ 36 million respectively in the fair value of the WTI derivatives. This increase/decrease would directly influence our financial results; in terms of cash flow, however, these changes in WTI price would be more than offset by a decrease/increase in our jet fuel costs.

(ii) Exchange rate risk

A significant part of the company’s costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, TAM may enter into derivative contracts to protect itself against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At June 30, 2009, Mach 31, 2009 and December 31, 2008 TAM had no outstanding currency derivative contracts.

At June 30, 2009, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, finance results for the year would have been R$ 587 million lower/higher approximately, mainly as a result of foreign exchange gains/losses on translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on translation of U.S. dollar-denominated borrowings and finance leases.

(iii) Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI).

A hypothetical 100 basis point increase in USD LIBOR interest rates at June 30, 2009 would increase its aircraft rental and interest expense by approximately US$ 33 million.

These amounts are determined by considering the impact of the hypothetical interest rates on TAM’s variable-rate leasing contracts at June 30, 2009.

(b) Credit risk

Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations. Management does not expect any losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balance (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB- (Baa3) issued by S&P, Moody's or Fitch. In the case of derivatives contracted in Brazil, a local rating of at least brA- is required. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial and liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, apart from the net settled derivatives, for which the fair value is disclosed.

	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial
liabilities
At June 30, 2009
Finance lease obligations	782,679	1,209,387	1,418,476	3,041,768	6,452,310	(1,167,336)	5,284,974
Borrowings	280,507	120,781	3,241	9,768	414,297	(21,009)	393,288
Debentures	26,719	333,333	166,667		526,719	(4,715)	522,004
Senior notes	43,059	86,238	86,358	715,018	930,673	(337,517)	593,156
Trade and other payables	854,355				854,355		854,355

At March 31, 2009
Finance lease obligations	963,227	1,640,031	1,740,466	3,765,230	8,108,954	(1,682,481)	6,426,473
Borrowings	320,922	165,633	7,433	11,970	505,958	(25,959)	479,999
Debentures	26,719	333,333	166,667		526,719	(17,389)	509,330
Senior notes	51,082	102,305	102,448	873,843	1,129,678	(413,063)	716,615
Trade and other payables	884,232				884,232		884,232

At December 31, 2008
Finance lease obligations	961,373	1,764,576	1,751,910	3,751,912	8,229,771	(1,781,291)	6,448,480
Borrowings	239,402	228,621	8,310	12,468	488,801	(87,233)	401,568
Debentures	51,464	333,333	166,667		551,464	(22,922)	528,542
Senior notes	51,562	103,269	103,412	882,215	1,140,458	(430,022)	710,436
Trade and other payables	967,553				967,553		967,553

Derivative financial liabilities

WTI
At June 30, 2009	162,654	267,077			429,731		429,731
At March 31, 2009	444,773	456,534			901,307		901,307
At December 31, 2008	1,021,928	107,057			1,128,985		1,128,985

6.1 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by TAM is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. TAM uses a variety of methods that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to TAM for similar financial instruments.

7 Financial liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

		Fair value			Carrying value

	June 30,	March 31,	December 31,	June 30,	March 31,	December 31,
	2009	2009	2008	2009	2009	2008

Non-current
Finance lease obligations	4,682,342	5,721,043	5,768,040	4,682,342	5,721,044	5,768,040
Senior notes	432,966	387,534	328,335	585,480	694,560	701,100
Borrowings	134,105	161,333	221,034	126,035	174,310	209,733
Debentures	482,547	482,849	483,517	500,000	500,000	500,000

	5,731,960	6,752,759	6,800,926	5,893,857	7,089,914	7,178,873

Current
Finance lease obligations	602,632	705,432	680,440	602,632	705,429	680,440
Senior notes	5,676	12,306	4,372	7,676	22,054	9,336
Borrowings	284,369	282,931	202,172	267,253	305,689	191,835
Debentures	21,236	9,009	27,601	22,004	9,330	28,542

	913,913	1,009,678	914,585	899,565	1,042,502	910,153

7.1 Finance lease obligations

		June 30,	March 31,	December 31,
	Monthly payments expiring in	2009	2009	2008

Foreign currency
Aircraft	2020	5,064,985	6,159,594	6,176,550
Engines	2017	192,329	235,259	244,379
IT equipment	2012	27,660	31,620	27,551

		5,284,974	6,426,473	6,448,480

Analyzed
Current		602,632	705,429	680,440
Non-current		4,682,342	5,721,044	5,768,040

The finance lease obligations are denominated in US dollars. TAM has provided letters of guarantee and deposits in guarantee in respect of the finance leases. At June 30, 2009 TAM has 66 aircraft under finance leases (March 31, 2009 - 66 aircraft and December 31, 2008- 64 aircraft). See Note 4.

The minimum payments under finance leases are classified:

	June 30,	March 31,	December 31,
	2009	2009	2008

No later than one year	782,679	963,227	961,373
Later than one year and no later than five years	2,627,863	3,380,499	3,516,486
Later than five years	3,041,768	3,765,230	3,751,912
Effect of discounting	(1,167,336)	(1,682,483)	(1,781,291)

	5,284,974	6,426,473	6,448,480

7.2 Senior Notes

On April 25, 2007, TAM Capital concluded an offer of senior bonds in the total amount of US$ 300 million (equivalent to R$ 710.4) with interest of 7.375% per annum, paid semiannually and with final or sole maturity in 2017, by means of a transaction abroad exempt from filing with the Brazilian CVM. The Company opted to register the securities with the United States Securities and Exchange Commission – (“SEC”) on October 30, 2007.

7.3 Borrowings

		Interest rate (effective rate for six month
		ended in June 30, 2009 and for year	Payment terms and	June 30,	March 31,	December 31,
	Guarantees	ended December 31, 2008)	year of last payment	2009	2009	2008

Local currency
	Mortgage of assets and
FINEM - sub credit A	accounts receivable	TJLP + 4.5% p.a (10.8% p.a. and 10.8% p.a.)	Monthly until 2011	36,121	39,833	43,554
	Mortgage of assets and	Basket of currencies BNDES + 3.0% p.a
FINEM - sub credit B	accounts receivable	(10.5% p.a and 11.9% p.a.)	Monthly until 2012	5,557	7,280	7,984
Other				7,967	8,654	9,261

Total local currency				49,645	55,767	60,799

Foreign currency
	Promissory note	LIBOR + 0.9% p.a. to 5.7% p.a.
FINIMP	US$ 23,593 thousand	(5.3% p.a. and 6.4%p.a)	Annual until 2010	216,663	248,363	167,289
	Deposits in guarantee	6 months LIBOR + 3.0% p.a.
International Finance Corporation - "IFC"	US$ 2,500 thousand	(6.6% p.a. and 7.7% p.a.)	Half-yearly until 2012	41,048	52,628	52,393
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	11,403	13,706	14,013
		Monthly LIBOR + 0.6% p.a.
Financing - Pre-delivery payment	No guarantee	(1.1% p.a and 4.8% p.a.)	Monthly until 2011	74,529	109,535	107,074

Total foreign currency				343,643	424,232	340,769

Total				393,288	479,999	401,568

Analyzed
Current				267,253	305,689	191,835
Non-current				126,035	174,310	209,733

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

Non-current maturities are as follows:

	June 30,	March 31,	December 31,
Year	2009	2009	2008

2010	13,291	22,692	60,573
2011	98,730	135,232	132,559
2012	4,846	5,543	5,531
2013	943	1,086	1,221
2014	815	967	946
After 2014	7,410	8,790	8,903

	126,035	174,310	209,733

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117.1 million (equivalent to R$ 207.3) of pre-delivery payments for 30 Airbus aircraft with firm purchase orders and delivery scheduled between 2008 and 2010. At June 30, 2009, the balance of this loan was R$ 74,529 (March 31, 2009 - R$ 109,535 and December 31, 2008 – R$ 106,718).

In 2005, TAM signed a loan agreement under the FINIMP program, obtaining funds mostly from Unibanco and Banco do Brasil to finance imports of aircraft engines and parts up to a sum of US$ 8,805 thousand (equivalent to R$ 21,435), with maturities until December 2008, except for a renegotiated portion with Banco do Brasil for US$ 4,719 thousand (equivalent to R$ 11,299), maturing in November 2009. In 2006, the Company raised US$ 37,885 thousand (equivalent to R$ 82,412) from Unibanco, maturing in July 2009. In 2008, for the same purpose, US$ 84,996 thousand (equivalent to R$ 155,862) was obtained from Unibanco, HSBC, Itaú, Santander and Banco do Brasil maturing in September 2010. At June 30, 2009 the balance of this type of financing amounts to R$ 216,663 (March 31, 2009 - R$ 248,363 and December 31, 2008 – R$ 167,289).

At June 30, 2009, the Company is not subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits on the issue of financial debt, and priority in the repayment of loans.

7.4 Debentures

				June 30,	March 31,	December 31,
Issuer	Series	Quantity	Nominal value - R$	2009	2009	2008

TAM
August 1, 2006	Only	50,000	10,000	522,004	509,330	528,542

Analyzed
Current				22,004	9,330	28,542
Non-current				500,000	500,000	500,000

TAM

On July 7, 2006 the Board of Directors approved the issue of nominative, nonconvertible debentures with no security guarantee or preference but with a guarantee provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP - the custodian and liquidation chamber. The effective interest rate was 12.92% as at June 30, 2009 (March 31, 2009 - 13.29% and December 31, 2008 – 14.29%) .

The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010, when the debentures will start to be amortized.

8 Provisions

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable, based on advice provided by the Company’s internal and external legal counsel. As at June 30, 2009, the value of provisions and corresponding judicial deposits recognized were as follows:

	COFINS	Additional	Airline Staff	Labor	Other
	and PIS (i)	tariff (ii)	fund (iii)	contingencies (iv)	provisions	Total

At December 31, 2008	392,150	420,338	100,421	24,181	95,638	1,032,728

Less: Judicial deposits made						(84,928)

Provision net of judicial deposits						947,800

Provision	392,150	420,338	100,421	24,181	95,638	1,032,728
Charged/(credited) to the
income statement
Additional provisions		12,314	6,370	3,744	7,884	30,312
Payments made				(2,941)	(5,185)	(8,126)
Inflation adjustments	6,485	9,415	3,101	442	792	20,235

At March 31, 2009	398,635	442,067	109,892	25,426	99,129	1,075,149

Less: Judicial deposits made						(87,106)

Provision net of judicial deposits
(all non-current)						988,043

Provision	398,635	442,067	109,892	25,426	99,129	1,075,149
Charged/(credited) to the
income statement
Additional provisions		13,499	6,457		5,881	25,837
Payments made				(1,754)	(971)	(2,725)
Inflation adjustments	5,522	9,802	2,485	468	139	18,416

At June 30, 2009	404,157	465,368	118,834	24,140	104,178	1,116,677

Less: Judicial deposits made						(88,539)

Provision net of judicial deposits (all non-
current)						1,028,138

(i) Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of the COFINS tax, introduced under Law 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company was successful in obtaining a favorable ruling in one process and reversed the related provision for the amount of R$ 7,560, of which R$ 3,496 was recorded to reduce administrative expenses and R$ 4,064 recorded to reduce financial expenses. At June 30, 2009, five lawsuits had not yet to been finally judged.

(ii) Corresponds to the collection of 1% of the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii) Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv) Corresponds to the provision based on management estimates as to losses that are expected to be incurred as a result of the various labor claims filed by current or former employees.

Due to the nature of these disputes, the timing of the utilization of the provisions, and any associated cash outflows, is uncertain.

9 Revenue

TAM had no major customers which represented more than 10% of revenues in 2009 or 2008. The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

(a) By type of service rendered

	Quarter ended		Semester ended		Variation (%)

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	Quarter	Semester

Domestic
Scheduled - Passenger	1,267,376	1,504,724	2,648,684	2,779,737	(15.8)	(4.7)
Charter - Passenger	18,950	25,623	80,121	71,167	(26.0)	12.6
Cargo	110,024	117,724	207,932	211,762	(6.5)	(1.8)

	1,396,350	1,648,071	2,936,737	3,062,666	(15.3)	(4.1)

International
Scheduled - Passenger	580,798	601,769	1,375,947	1,212,671	(3.5)	13.5
Charter - Passenger	3,096	814	4,807	3,219	280.4	49.3
Cargo	104,869	138,060	215,350	258,458	(24.0)	(16.7)

	688,763	740,643	1,596,104	1,474,348	(7.0)	8.3

Other
TAM Loyalty Program	124,183	80,251	309,096	150,363	54.7	105.6
Travel and tourism agencies	19,988	10,994	34,716	23,033	81.8	50.7
Others (includes expired tickets)	133,670	113,959	197,849	210,469	17.3	(6.0)

	277,841	205,204	541,661	383,865	35.4	41.1

Total gross	2,362,954	2,593,918	5,074,502	4,920,879	(8.9)	3.1

Sales taxes and other deductions	(93,353)	(98,674)	(187,141)	(183,484)	(5.4)	2.0

Revenue	2,269,601	2,495,244	4,887,361	4,737,395	(9.0)	3.2

(b) By geographic location of the Company’s destinations

	Quarter ended		Semester ended		Variation (%)

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	Quarter	Semester

Brazil	1,674,190	1,853,274	3,478,396	3,446,531	(9.7)	0.9
Europe	324,755	363,138	731,815	689,501	(10.6)	6.1
North America	178,728	207,740	426,663	420,216	(14.0)	1.5
South America (excluding Brazil)	185,281	169,766	437,628	364,631	9.1	20,0

Total gross	2,362,954	2,593,918	5,074,502	4,920,879	(8.9)	3.1

Sales taxes and other deductions	(93,353)	(98,674)	(187,141)	(183,484)

Revenue	2,269,601	2,495,244	4,887,361	4,737,395

(c) Seasonality

The following table presents our net revenue in the first quarter and second quarter of 2009 and 2008 as a percentage of annual net revenue for the year ended December 31, 2008.

	% of annual net revenue for the year ended December 31, 2008

	2009	2008

First Quarter	24.9	21.3
Second Quarter	21.6	23.7

10 Operating expenses by nature

(a) Quarter ended June 30

						2009		2008

				Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	416,620	48,690	38,072	2,763	506,145	20.9	414,372	17.5
Fuel	619,910				619,910	25.6	988,577	41.7
Depreciation and amortization	156,413	305	24,247		180,965	7.5	79,357	3.3
Maintenance and repairs (except personnel)	188,590				188,590	7.8	100,093	4.2
Aircraft insurance	15,905				15,905	0.7	11,346	0.5
Take-off, landing and navigation aid charges	156,137				156,137	6.4	121,506	5.1
Operational lease of aircraft, engine and equipment	129,404	2,071	4,613		136,088	5.6	100,944	4.3
Third party services	46,590	63,362	76,132		186,084	7.7	171,582	7.2
Selling and marketing		247,326			247,326	10.2	223,455	9.4
Other	32,248	113,606	38,985		184,839	7.6	160,508	6.8

	1,761,817	475,360	182,049	2,763	2,421,989	100.0	2,371,740	100.0

(b) Semester ended June 30

						2009		2008

				Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	842,678	97,633	74,095	13,116	1,027,522	21.0	820,001	18.0
Fuel	1,315,016				1,315,016	26.8	1,833,381	40.2
Depreciation and amortization	309,008	587	39,195		348,790	7.1	179,991	3.9
Maintenance and repairs (except personnel)	398,919				398,919	8.1	197,238	4.3
Aircraft insurance	31,809				31,809	0.6	24,201	0.5
Take-off, landing and navigation aid charges	301,752				301,752	6.2	244,780	5.4
Operational lease of aircraft, engine and equipment	295,180	4,528	9,385		309,093	6.3	226,564	5.0
Third party services	90,172	127,555	171,745		389,472	7.9	311,112	6.8
Selling and marketing		404,943			404,943	8.3	464,673	10.2
Other	157,057	129,158	90,971		377,186	7.7	261,664	5.7

	3,741,591	764,404	385, 391	13,116	4,904,502	100.0	4,563,605	100.0

11 Net finance results

		Quarter ended		Semester ended

	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Finance income
Interest income from financial investments	14,128	46,054	39,978	101,113
Exchange gains	1,203,091	448,023	1,432,615	656,398
Other	7,814	2,888	14,261	7,267

	1,225,033	496,965	1,486,854	764,778

Finance expenses
Exchange losses	(142,959)	(112,156)	(309,341)	(283,944)
Interest expense	(101,421)	(82,295)	(221,007)	(173,220)
Capitalizated borrowing cost (i)	1,837	6,135	4,023	16,486
Other	(9,752)	(9,830)	(16,752)	(13,304)

	(252,295)	(198,146)	(543,077)	(453,982)

Net finance result	972,738	298,819	943,777	310,796

(i) Average rate used for capitalization was 8.4% for the six moths ended June 30, 2009 (June 30, 2008 – 9.3%)

12 Income Tax

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the enacted tax rate in Brazil as follows:

		Quarter ended		Semester ended

	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Profit before tax and social contribution	830,252	375,201	874,190	441,498
	34%	34%	34%	34%

Income tax and social contribution at statutory rate	(282,285)	(127,568)	(297,224)	(150,109)

Non-deductible expenses	369	(52)	(149)	(1,970)
Other permanent differences	(12,910)	2,833	(11,805)	(7,091)
Non taxable/deductible exchange variation on foreign subsidiaries	15,034	(4,729)	9,712	(5,105)
Net income of foreign subsidiary	2,912	(1,289)	6,121	(582)
Others additions and exclusions	(13,136)	(3,388)	(22,941)	(6,768)

	(290,016)	(134,193)	(316,286)	(171,625)

Current tax	(1,983)	(52,085)	(3,215)	(62,697)
Deferred tax	(288,033)	(82,108)	(313,071)	(108,928)

	(290,016)	(134,193)	(316,286)	(171,625)

The applicable tax rate was 34% (2008 - 34%).

The tax years 2004 to 2008 are subject to examination by the Brazilian tax authorities.

The movement in deferred income tax assets and liabilities during the six months ended June 30, 2009 is presented below:

		Charged/(credited		Charged/(credited
		to the income		to the income
	December	statement/	March	statement/other	June 30,
	31, 2008	comprehensive	31, 2009	comprehensive	2009
		income		income

Provision for contingencies	187,507	9,622	197,129	9,795	206,924
Loyalty Program	140,857	7,899	148,756	9,132	157,888
Provision for derivatives losses	383,855	(97,673)	286,182	(152,248)	133,934
Tax loss carry forwards	10,692	84,591	95,283	26,301	121,584
Losses on revaluations of aircrafts	22,513	3,503	26,016	100,773	126,789
Others	166,445	5,313	171,758	4,651	176,409

Total	911,869	13,255	925,124	(1,596)	923,528

Deferred tax liabilities

Finance leases	(10,797)	(38,730)	(49,527)	(286,436)	(335,963)
Revaluation reserve	(641,088)	11,547	(629,541)	318,529	(311,012)

Total	(651,885)	(27,183)	(679,068)	32,093	(646,975)

Total Net	259,984	(13,928)	246,056	30,497	276,553

13 Earnings per Share

Considering that common and preferred shares have equal rights in respect of dividends, a single measure of earnings per share based on the total number of common and preferred shares is presented. Common and preferred shares are considered two classes of ordinary shares.

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares (common and preferred) in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

		Quarter ended		Semester ended

	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Profit attributable to equity holders of the company	539,617	241,383	556,654	270,122

Weighted average number of ordinary shares in issue	150,585	150,585	150,585	150,585
Treasury shares	(402)	(172)	(402)	(102)

Weighted average number of ordinary shares outstanding	150,183	150,413	150,183	150,483

Basic earnings per share (reais per share)	3.59	1.60	3.71	1.80

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has only one category of dilutive potential ordinary shares: share options.

	Quarter ended		Semester ended

	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Profit attributable to equity holders of the company	539,617	241,383	556,654	270,122

Weighted average number of ordinary shares outstanding	150,183	150,413	150,183	150,483
Adjustments for share options	1,701	1,941	1,701	1,942

Weighted average number of ordinary shares for diluted earnings per
share calculation	151,884	152,354	151,884	152,425

Diluted earnings per share (Reais per share)	3.55	1.58	3.66	1.77

14 Cash Generated from Operations

		Quarter ended		Semester ended

	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Income after taxes for the year	540,236	241,008	557,904	269,873

Adjustments for:
Income tax and social contribution	290,016	134,193	316,286	150,441
Depreciation and amortization	180,965	79,357	348,790	179,991
Revaluation through income statement	301,235	120,713	301,235	120,713
(Profit)/loss on disposal of property, plant and equipment (see below)	5,369	14,301	(17,330)	17,334
Unrealized (gains)/losses on derivative financial instruments	(471,576)	(38,119)	(699,254)	(14,087)
Foreign exchange losses/(gains)	(1,005,126)	(335,851)	(980,117)	(341,214)
Interest expense	(1,837)	25,359	(4,024)	47,950
Others provisions	(5,913)	4,785	8,197	3,606
Provision for contingencies	25,837	28,167	56,149	65,837
Deferred income	26,859	21,148	50,092	41,098

Changes in working capital (excluding the effects of exchange differences on consolidation)

Financial Assets	139,887	148,958	795,805	297,240
Inventories	(16,229)	(9,214)	(40,255)	(20,396)
Held for sale	12,800	1,567	22,502	4,302
Provision for contingencies and tax obligations under judicial dispute	(4,158)	(3,505)	(14,463)	(35,904)
Trade and other receivables	284,567	(74,119)	116,780	(161,890)
Trade and other payables	(29,877)	7,232	(113,198)	40,683
Other assets	(64,534)	(49,062)	(85,685)	(65,122)
Other liabilities	59,898	74,833	55,324	34,290

Cash generated from operations	268,419	391,751	674,738	634,745

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

		Quarter ended		Semester ended

	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Net book amount	6,695	14,687	13,257	22,540
Profit/(loss) on disposal of property, plant and equipment	(5,369)	(14,301)	17,330	(17,334)

Proceeds from disposal of property, plant and equipment	1,326	386	30,587	5,206

Non-cash transactions

The principal non-cash transactions are relate to share based payment and acquisitions of flight equipment under finance leases, which is discussed in Note 4.

15 Contingencies and commitments

(a) Operating lease commitments

TLA has obligations arising under aircraft operating lease contracts. TAM has 66 aircraft under operating leases (March 31, 2009 – 66 aircraft and December 31, 2008 – 65 aircraft). These agreements have an average term of 125 months and are denominated in U.S. dollars plus LIBOR. The leasing expense, recognized in the consolidated statement of income in “Costs of services rendered”, was R$ 295,180 for the semester ended June 30, 2009 (June 30, 2008 – R$ 405,661), equivalent to US$ 151,250 thousand (June 30, 2008 – US$ 254,828).

For most of the operations TAM has given letters of guarantee issued by TAM or deposits in guarantees.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by TAM were issued, totaling US$ 31,095 thousand at June 30, 2009 (March 31, 2009 - US$ 33,808 thousand and December 31, 2008 – US$ 36,492 thousand).

Future aggregate minimum lease payments under these agreements are as follows:

	Monthly payments	June 30,	March 31,	December
	maturing in	2009	2009	31, 2008

Aircraft	2017	904,051	963,119	1,035,103
Engines	2014	26,084	26,872	25,995

		930,135	989,991	1,061,098

Operating lease obligations fall due as follows:

	June 30,	March 31,	December
	2009	2009	31, 2008

No later than one year	217,502	223,204	231,401
Later than one year and no later than five years	624,463	668,123	714,961
Later than five years	88,170	98,664	114,736

	930,135	989,991	1,061,098

The amounts included above are denominated and payable in U.S. dollars.

(b) Commitments for future aircraft leases

(i) Airbus

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body family A320 and six A330) for delivery by 2012. The options under the contract from 2005 were transferred to the 2006 contract.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 and the anticipated delivery before the end of 2014.

(ii) Boeing

In 2006, the Company ordered 4 Boeing 777-300ER with options for 4 additional aircraft, which were exercised in 2007. Upon receipt of the four aircraft in 2008, the Company had six firm orders placed with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(c) Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of June 30, 2009, some 188 (March 31, 2009 – 172 and December 31, 2008 - 160) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d) Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 8.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 787,910 as at June 30, 2009 (March 31, 2009 - R$ 780,420 and December 31, 2008 – R$ 787,920) for which no provision is required. Based on the opinion of advice from internal and Brazilian external legal counsel, the Company believes that the chances of success remaining amounts are possible but not probable.

(e) Contingent assets

(i) ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. On June 30, 2009, the provision maintained by the Company totaled R$ 4,023 (March 31, 2009 – R$ 4,958 and December 31, 2008 – R$ 6,187), recorded in “Taxes and tariffs payable”. On June 30, 2009, the installments due in more than one year totaled R$ 82 (March 31, 2009 – R$ 93 and December 31, 2008 – R$ 98), classified within “Other liabilities”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. The total value involved in these claims is R$ 55 million. Our policy is to only adjust the value of these claims for inflation at the time that payment in respect thereto is recorded in our financial statements.

(ii) Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million, based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii) Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount. On June 30, 2009, the amount under discussion totaled approximately R$ 711,970 (March 31, 2009 - R$ 677,609 and December 31, 2008 – R$ 641,393), not recognized in the financial statements.

16 Related-party Transactions

The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.26% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

During the quarter and semester ended June 30, 2009, TAM received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 18 and R$ 33 (June 30, 2008 - R$12 and R$ 83), as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for June 30, 2009 amounted to R$ 775 (June 30, 2008 - R$ 775).

The Company and its subsidiaries signed a contract in March 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term equal to the current passenger air transport concession of TAM and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 8,220 for the six months ended June 30, 2009 (June 30, 2008 –R$ 7,607), recorded as "Operating expenses".

17 Supplemental information – reconciliation of consolidated shareholder’s equity and net income

We present the reconciliation of consolidated shareholders' equity and net income in accordance with accounting practices adopted in Brazil and consolidated shareholder's equity and net income in accordance with International Financial Reporting Standards (IFRS).

The description of the differences of criteria between BR GAAP and IFRS are presented in Note 4 to the financial statements for the year ended December 31, 2008.

(a) Reconciliation of consolidated equity

	June 30, 2009	March 31, 2009	December 31, 2008

Consolidated Equity and minority interest under BRGAAP	1,389,453	610,990	541,592

Loyalty Program	(464,376)	(437,514)	(414,283)
Revaluation of flight equipment	466,556	1,701,632	1,732,470
Negative goodwill on TAM Mercosur	11,099	11,099	11,099
Deferred tax on adjustments above	(10,290)	(437,314)	(452,547)

Total of adjustments	2,989	837,903	876,739

Consolidated equity under IFRS	1,392,442	1,448,893	1,418,331

(b) Reconciliation of net income for three and six month ended June 30, 2009 and 2008

		Quarter ended		Semester ended

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Net Income under BRGAAP	788,889	337,045	850,690	383,092

Loyalty Program	(26,859)	(15,600)	(50,093)	(33,197)
Revaluation of flight equipment	(301,235)	(120,713)	(301,235)	(120,713)
Realization of revaluation reserve	(32,677)	(8,943)	(65,354)	(17,885)
Deferred tax on adjustments above	112,118	49,219	123,896	58,576

Total of adjustments	(248,653)	(96,037)	(292,786)	(113,219)

Net income under IFRS	540,236	241,008	557,904	269,873

18 Post balance sheet events

TAM S.A. issued the first public emission of bonds from the subsidiary TAM LINHAS AÉREAS S.A., consisting of 600 (six hundred) regular bonds, not convertible into shares, payable in a single series, in cash with a real guarantee, with a unitary par value of R$1,000,000 (one million reais), for a total amount of R$600,000,000 (six hundred million reais) ("Issuance" and "Bonds"), on July 24, 2009 (the "Date of Issue") and which will expire July 24, 2013.

The Bonds are guaranteed by fiduciary assignment of receivables and by an additional surety guarantee, given by TAM, in favor of the bondholders.

The par value of the Bonds will be amortized in 13 (thirteen) quarterly and consecutive payments, to be made the 24th day of the months of January, April, July and October of each year, with the first payment due on July 24, 2010.

The Bonds will pay established interest, based on the accumulative variation of 126.50% (one hundred and twenty-six point five zero percent) of the Daily Interbank deposit rate, calculated exponentially and cumulatively, pro-rated for the number of business days. The remunerative interest will be paid monthly on the 24th (twenty-fourth) day of the month, beginning August 24, 2009.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.